FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki Director,
Managing Executive Officer and General Manager of
Corporate Financial and Accounting Group

Date: June 6, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of the 59th Ordinary General Meeting of Shareholders

2.	Report for the Year Ended March 31, 2013

3.	Internet Disclosure Items for the Notice of the 59th Ordinary General Meeting of Shareholders

• Notes to Consolidated Financial Statements

• Notes to Financial Statements

Securities Code 6971

Notice of the 59th Ordinary General Meeting of Shareholders

June 26, 2013

Kyoto, Japan

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Notice of the 59th Ordinary General Meeting of Shareholders of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Securities Code 6971

June 6, 2013

To our shareholders

Notice of the 59th Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 59th Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please exercise your voting rights in written form (voting card) or electronically (through the Internet, etc.), after examining the attached reference documents for the General Meeting of Shareholders, no later than 5:30 p.m. Tuesday, June 25, 2013, Japan time.

1. Date and Time	10:00 a.m. on Wednesday, June 26, 2013, Japan time

2. Venue	20th Floor Event Hall at the Head Office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting

Matters to Be Reported

(1)

Reports on the contents of the business report, the consolidated financial statements and the audit results of consolidated financial statements by the Accounting Auditor and the Audit & Supervisory Board for the 59th business year (April 1, 2012 to March 31, 2013)

(2)	Reports on the contents of the non-consolidated financial statements for the 59th business year (April 1, 2012 to March 31, 2013)

Matters to Be Resolved

Proposal 1	Appropriation of Surplus
Proposal 2	Partial Amendments to the Articles of Incorporation
Proposal 3	Election of Thirteen (13) Directors
Proposal 4	Election of Two (2) Audit & Supervisory Board Members

4. Matters Relating to Exercise of Voting Rights

(1) Method of Exercising Voting Rights in Written Form (Voting Card)

Please indicate your vote “for” or “against” the proposals on the voting card enclosed herewith and return it to reach us no later than the deadline mentioned above.

(2) Method of Exercising Voting Rights Electronically (through the Internet, etc.)

Please access the website (http://www.evote.jp/) for the exercise of voting rights through a personal computer, smartphone or mobile phone. Using the code and password written on the voting card enclosed herewith and following the instructions set forth on the website, please enter “for” or “against” the proposals no later than the deadline mentioned above.

[Handling in Cases of Multiple Exercises of Voting Rights]

(1)	In the event that any shareholder exercises voting rights in written form (voting card) and electronically (through the Internet, etc.), the electronic exercise of voting rights shall prevail.

(2)	In the event of multiple electronic exercises of voting rights (through the Internet, etc.) by a shareholder, the last electronic exercise of voting rights shall prevail.

Very truly yours,

KYOCERA Corporation
Goro Yamaguchi
President and Representative Director

Notes:

1.	If you attend the Meeting, please hand in the enclosed voting card to the receptionist.

2.

The accompanying documents for the Notice of the 59th Ordinary General Meeting of Shareholders are included in the attached “Report for the Year Ended March 31, 2013”, however, the “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are available to shareholders on the Company’s website (http://global.kyocera.com/ir/s_info.html), pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company. The “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are parts of the Consolidated Financial Statements and the Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

3.	In the event of any change to the reference documents for the General Meeting of Shareholders, the business report, the financial statements or the consolidated financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (http://global.kyocera.com/ir/s_info.html), which can be accessed through the Internet.

Reference Documents for the General Meeting of Shareholders

Proposals and References are as Follows:

Proposal 1    Appropriation of Surplus

The Company believes that the best way to meet shareholders’ expectations is to enhance its corporate value by improving the consolidated performance of the Company on an ongoing basis.

The Company has adopted the principal guidelines that the dividend amount should be within a range based on net income attributable to shareholders of the Company on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income. In addition, the Company determines the dividend amount based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy and based on full-year performance through the year ended March 31, 2013, the Company proposes a year-end dividend for the year ended March 31, 2013 in the amount of 60 yen per share, the same amount as the year-end dividend for the year ended March 31, 2012. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share, the same amount as the year ended March 31, 2012.

The Company also proposes that funds shall be set aside as General Reserve taking into account the necessary reserve amounts for creation of new businesses, exploitation of new markets, development of new technologies and acquisition of outside management resources that enable us to achieve stable and sustainable growth of the Company.

The proposed appropriation of surplus is as follows:

1.	MattersRelating to Year-end Dividend

	(1)	Type of Assets Distributed as Dividend:

Cash

	(2)	Matters Relating to the Appropriation to Shareholders of Assets Distributed as Dividend and the Aggregate Amount thereof:

60 yen per share of common stock of the Company
The aggregate amount thereof shall be 11,006,389,200 yen.

	(3)	Effective Date of the Distribution of Surplus as Dividend:

June 27, 2013

2.	Matters Relating to Appropriation of General Reserve

	(1)	Category of Surplus to Increase and the Amount Thereof:

		General Reserve	27,000,000,000 yen

	(2)	Category of Surplus to Decrease and the Amount Thereof:

		Unappropriated Retained Earnings	27,000,000,000 yen

Proposal 2    Partial Amendments to the Articles of Incorporation

1.	Reason for the Proposal

It is proposed to newly establish Article 28 (Exemption from Liability of Outside Directors) as set forth in the Proposed Amendments below so as for the Company to enter into agreements limiting the liability of Outside Directors and thereby enable the Company to obtain the services of superior candidates as Outside Directors of the Company in accordance with the provisions of the Companies Act.

In addition, it is proposed to renumber Article 28 and following Articles of the current Articles of Incorporation.

All Audit & Supervisory Board Members have consented to the proposal.

2.	The Proposed Amendments

The proposed amendments are as follows:

(The underlined indicates the proposed amendments.)

Current		Proposed

<Newly established>		Article 28. Exemption from Liability of Outside Directors

The Company may, under the provisions of Article 427, Paragraph 1 of the Companies Act, enter into a contract with any Outside Director, to limit the liability for damages caused by his/her dereliction of duty, provided that the maximum amount of liability pursuant to such contract shall not exceed the minimum amount of liability provided for in Article 425, Paragraph 1 of the Companies Act.

Article 28.		Article 29.

½	(Text of the provisions omitted)	½	(Same as present Articles)

Article 39.		Article 40.

Proposal 3    Election of Thirteen (13) Directors

The terms of office of all of twelve (12) Directors will expire at the conclusion of the Meeting. Accordingly, the Company proposes that thirteen (13) Directors be elected, adding one (1) Outside Director in order to enhance the management structure of the Company.

The candidates for the Directors are as follows:

No.	Name (Date of Birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s Shares Held

1	Tetsuo Kuba (Feb. 2, 1954)	Jun. 1982	Joined the Company	8,096
		Jun. 2003	Executive Officer of the Company
		Jun. 2005	Managing Executive Officer of the Company
		Apr. 2007	Senior Managing Executive Officer of the Company
		Jun. 2008	Director and Senior Managing Executive Officer of the Company
		Apr. 2009	President and Representative Director, President and Executive Officer of the Company
		Apr. 2013	Chairman of the Board and Representative Director of the Company [Present]
(Important Concurrent Post outside the Company) Director of AVX Corporation

2	Tatsumi Maeda (Jan. 1, 1953)	Mar. 1975	Joined the Company	3,709
		Jun. 2001	Director of the Company
		Jun. 2003	Retired from the office of Director of the Company Managing Executive Officer of the Company
		Apr. 2007	Senior Managing Executive Officer of the Company
		Jun. 2008	Director and Senior Managing Executive Officer of the Company
		Apr. 2009	Vice President and Representative Director, Vice President and Executive Officer of the Company
		Apr. 2013	Vice Chairman of the Board and Representative Director of the Company (In charge of Engineering and Technology) [Present]
(Important Concurrent Post outside the Company) Director of AVX Corporation

3	Goro Yamaguchi (Jan. 21, 1956)	Mar. 1978	Joined the Company	8,158
		Jun. 2003	Executive Officer of the Company
		Jun. 2005	Senior Executive Officer of the Company
		Apr. 2009	Managing Executive Officer of the Company General Manager of Corporate Semiconductor Components Group of the Company
		Jun. 2009	Director and Managing Executive Officer of the Company
		Apr. 2013	President and Representative Director, President and Executive Officer of the Company [Present]

No.	Name (Date of Birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s Shares Held

4	Katsumi Komaguchi (Mar. 5, 1951)	Mar. 1986	Joined the Company	4,244
		Apr. 2007	President and Representative Director, President and Executive Officer of Kyocera Mita Corporation (currently Kyocera Document Solutions Inc.) [Present]
		Apr. 2008	Executive Officer of the Company
		Apr. 2009	Managing Executive Officer of the Company
		Jun. 2009	Director and Managing Executive Officer of the Company
		Apr. 2013	Senior Managing Director and Senior Managing Executive Officer of the Company [Present]

5	Yasuyuki Yamamoto (Apr. 2, 1951)	May 1976	Joined the Company	4,411
		Jun. 2003	Executive Officer of the Company
		Apr. 2008	Senior Executive Officer of the Company Deputy General Manager of Corporate Communication Equipment Group of the Company
		Apr. 2009	Managing Executive Officer of the Company
		Jun. 2009	Director and Managing Executive Officer of the Company
		Sep. 2009	General Manager of Corporate Communication Equipment Group of the Company [Present]
		Apr. 2013	Senior Managing Director and Senior Managing Executive Officer of the Company [Present]

6	Ken Ishii (Oct. 6, 1953)	Mar. 1977	Joined the Company	2,136
		Jun. 2005	Deputy General Manager of Corporate Cutting Tool Group of the Company
		Apr. 2009	Executive Officer of the Company General Manager of Corporate Cutting Tool Group of the Company [Present]
		Apr. 2011	Senior Executive Officer of the Company
		Apr. 2012	Managing Executive Officer of the Company [Present]
		Jun. 2012	Director of the Company [Present]

7	Yoshihito Ohta (Jun. 26, 1954)	Mar. 1978	Joined the Company	3,928
		Apr. 1997	General Manager of Corporate Office of the Chief Executives [Present]
		Jun. 2003	Executive Officer of the Company
		Apr. 2007	Senior Executive Officer of the Company
		Apr. 2010	Managing Executive Officer of the Company [Present]
		Jun. 2010	Director of the Company [Present]
		Apr. 2013	General Manager of Corporate General Affairs Group of the Company [Present]

No.	Name (Date of Birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s Shares Held

8	Shoichi Aoki (Sep. 19, 1959)	Mar. 1983	Joined the Company	2,548
		Jun. 2005	Executive Officer of the Company
		May 2008	General Manager of Corporate Financial and Accounting Group of the Company
		Apr. 2009	Managing Executive Officer of the Company [Present]
		Jun. 2009	Director of the Company [Present]
		Oct. 2010	General Manager of Corporate Financial and Business Systems Administration Group of the Company
		Apr. 2013	General Manager of Corporate Financial and Accounting Group of the Company [Present]
(Important Concurrent Post outside the Company) Director of AVX Corporation

9	John S. Gilbertson (Dec. 4, 1943)	Jan. 1981	Joined AVX Corporation	(13,436 ADR)
		May 1994	Chief Operating Officer of AVX Corporation
		Jun. 1995	Director of the Company
		Jun. 1997	President and Director and Chief Operating Officer of AVX Corporation
		Jun. 1999	Managing Director of the Company
		Jul. 2001	President and Director and Chief Executive Officer of AVX Corporation
		Jun. 2003	Director of the Company [Present]
		Apr. 2013	Chairman of the Board and Chief Executive Officer of AVX Corporation [Present]

10	John S. Rigby (May 13, 1955)	Aug. 1981	Joined Kyocera International, Inc.	(725 ADR)
		Apr. 1990	Transferred to Kyocera Industrial Ceramics Corporation
		Apr. 2001	President and Director of Kyocera Industrial Ceramics Corporation
		Apr. 2002	Director of Kyocera International, Inc.
		Jun. 2005	Executive Officer of the Company
		Apr. 2010	President and Director of Kyocera International, Inc. [Present]
		Jun. 2012	Director of the Company [Present]

11 *	Hiroshi Fure (Feb. 24, 1960)	Mar. 1984	Joined the Company	624
		Jul. 2008	General Manager of Automotive Components Heater Division of Corporate Automotive Components Group of the Company
		Apr. 2009	General Manager of Corporate Automotive Components Group of the Company [Present]
		Apr. 2011	Executive Officer of the Company
		Apr. 2013	Managing Executive Officer of the Company [Present]

No.	Name (Date of Birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s Shares Held

12 *	Yoji Date (Sep. 20, 1956)	Mar. 1979	Joined the Company	2,669
		Oct. 2008	Transferred to Kyocera ELCO Corporation (currently Kyocera Connector Products Corporation) Managing Director of the above company
		Apr. 2009	President and Representative Director of Kyocera ELCO Corporation (currently Kyocera Connector Products Corporation) [Present]
		Apr. 2012	Executive Officer of the Company
		Apr. 2013	Managing Executive Officer of the Company [Present]

13 *	Tadashi Onodera (Feb. 3, 1948)	Jun. 1989	Director of DDI Corporation (currently KDDI Corporation)	0
		Jun. 1995	Managing Director of DDI Corporation (currently KDDI Corporation)
		Jun. 1997	Vice President and Representative Director of DDI Corporation (currently KDDI Corporation)
		Jun. 2001	President and Representative Director of KDDI Corporation
		Jun. 2005	President and Representative Director and Chairman of the Board of KDDI Corporation
		Dec. 2010	Chairman of the Board and Representative Director of KDDI Corporation [Present]
(Important Concurrent Post outside the Company) Director of Okinawa Cellular Telephone Company

Notes:

1.	Asterisks (*) above denote new candidates.

2.	Mr. Tetsuo Kuba is a Representative Director of Kyoto Purple Sanga Co., Ltd., with which the Company engages in transactions relating to advertising, etc. Also, he is the Chairman of the Board of Dongguan Shilong Kyocera Co., Ltd., with which the Company engages in transactions relating to supply and purchase of electronic devices and cutting tools, etc.

3.	Mr. Goro Yamaguchi is the Chairman of the Board of Kyocera (China) Sales & Trading Corporation, with which the Company engages in transactions relating to sale of electronic devices and cutting tools, etc.

4.	Mr. Ken Ishii is a Representative Director of Kyocera Precision Tools Korea Co., Ltd., with which the Company engages in transactions relating to sale and purchase of cutting tools, etc.

5.	Mr. John S. Gilbertson is the Chairman of the Board of Directors and Chief Executive Officer of AVX Corporation, with which the Company engages in transactions relating to sale and purchase of electronic devices, etc.

6.	Mr. Tadashi Onodera is the Chairman of the Board and Representative Director of KDDI Corporation, with which the Company engages in transactions relating to sale of mobile phones, etc.

7.	There is no special interest between the other candidates and the Company.

8.	The number of Company shares owned by the Director candidates above is as of March 31, 2013. It should be noted that the number of shares includes shares held in the Stock Purchase Plan for Kyocera Group executives.

9.	Candidates who substantively own common stock of the Company by way of American Depositary Receipts (ADRs) are as follows:

Mr. John S. Gilbertson	13,436 shares of common stock of the Company (13,436 ADRs)

Mr. John S. Rigby	725 shares of common stock of the Company (725 ADRs)

10.	Matters with respect to the Outside Director candidate are as follows:

(1)	Mr. Tadashi Onodera is a candidate for an Outside Director.

(2)	Reason for the nomination of Mr. Tadashi Onodera as a candidate for an Outside Director

The Company believes that Mr. Tadashi Onodera will be capable of providing advice on and undertaking supervision of general corporate activities as an Outside Director of the Company based on his abundant management experience and exceptional insight as a corporate executive as well as his profound understanding in the management rationale of the Company.

(3)	The Company will enter into an agreement with Mr. Tadashi Onodera, upon his election as an Outside Director, regarding the limitation of his liability for damages due to negligence in the performance of his duties, in accordance with the provisions of the Companies Act and the Articles of Incorporation of the Company. The amount of his liability, as set under such agreement, shall be limited to the smallest amount specified in the applicable laws and regulations.

Proposal 4    Election of Two (2) Audit & Supervisory Board Members

The terms of office of Audit & Supervisory Board Members Messrs. Yoshihiko Nishikawa and Yoshinari Hara will expire at the conclusion of the Meeting. Accordingly, the Company proposes that two (2) Audit & Supervisory Board Members be elected.

The Audit & Supervisory Board has consented to the proposal.

The candidates for the Audit & Supervisory Board Members are as follows:

No.	Name (Date of Birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s Shares Held

1	Kouji Mae (Jan. 19, 1949)	Dec. 1972	Joined the Company	5,200
*		Jun. 2001	Director of the Company
		Jun. 2003	Retired from the office of Director of the Company Senior Executive Officer of the Company
		Aug. 2003	President and Representative Director of Kyocera SLC Technologies Corporation
		Jun. 2004	Retired from the office of Senior Executive Officer of the Company
		Apr. 2009	Executive Officer of the Company
		Apr. 2012	Vice Chairman of the Board and Representative Director of Kyocera Display Corporation
		Apr. 2013	Advisor of the Company [Present]

2 *	Yasunari Koyano (Dec. 6, 1942)	Apr. 1971	Admitted to the Bar, Registered in the Kyoto Bar Association [Present] Kyoto Joint Law Office	0
		May 1975	Co-Representative Lawyer of Karasuma Law Office
		Apr. 2007	Representative Lawyer of Koyano & Aoki Law Office
		Jul. 2009	Representative Lawyer of Koyano LPC [Present]

Notes:

1.	Asterisks (*) above denote a new candidate.

2.	There is no special interest between the candidates and the Company.

3.	The number of Company shares owned by the Audit & Supervisory Board Member candidates above is as of March 31, 2013.

4.	Matters with respect to the Outside Audit & Supervisory Board Member candidate are as follows:

(1)	Mr. Yasunari Koyano is a candidate for an Outside Audit & Supervisory Board Member.

(2)	Reason for the nomination of Mr. Yasunari Koyano as a candidate for an Outside Audit & Supervisory Board Member:

The Company believes that Mr. Yasunari Koyano will be capable of conducting a general audit of corporate activities as an Outside Audit & Supervisory Board Member of the Company based on his abundant management experience and exceptional insight, which are derived from his engagement in reconstruction of corporations as a trustee, etc., as an attorney-at-law and a corporate executive.

(3)	The Company will enter into an agreement with Mr. Yasunari Koyano, upon his election as an Outside Audit & Supervisory Board Member, regarding the limitation of his liability for damages due to negligence in the performance of his duties, in accordance with the provisions of the Companies Act and the Articles of Incorporation of the Company. The amount of his liability, as set under such agreement, shall be limited to the smallest amount specified in the applicable laws and regulations.

(4)	The Company will designate Mr. Yasunari Koyano as an independent Audit & Supervisory Board Member as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange upon his election as an Outside Audit & Supervisory Board Member.

- END -

Securities Code 6971

Report for the Year Ended March 31, 2013

(Accompanying Documents for the 59th Ordinary General Meeting of Shareholders)

Please note that this is an English translation of the Japanese original of the Report for the Year Ended March 31, 2013 of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with nature and society.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of abundance and peace.

Management Based on the Bonds of Human Minds

Kyocera started as a small, suburban factory, with no money, credentials or history. We had nothing to rely on but a little technology and 28 trustworthy colleagues. Since then, for the development of Kyocera, everyone has exerted their maximum efforts and managers have devoted their lives to earning the trust of employees. We wanted to be an excellent company where all employees could believe in each other – abandon selfish motives – and be truly proud to work. This has been the base of Kyocera’s management. Human minds are said to be easily changeable. Yet, there is nothing stronger than the human mind. Kyocera developed into what it is today because it is based on the bonds of human minds.

Kazuo Inamori

Chairman Emeritus

Greetings

We are pleased to present to you our Report for the Year Ended March 31, 2013 (hereinafter, “fiscal 2013” refers to the fiscal year ended March 31, 2013, with other fiscal years referred to in a corresponding manner).

With regard to the economic environment in fiscal 2013, although the U.S. economy expanded moderately, the Japanese economy weakened due to the impact of the recession in the European economy and slowdown in the Chinese economy. In terms of Kyocera’s key markets, production activities were sluggish overall in the digital consumer equipment market while in the environment and energy market demand for solar modules grew considerably in Japan. Consolidated net sales for fiscal 2013 increased compared with fiscal 2012 due to expansion in solar energy business coupled with a full-year contribution to results of a consolidated subsidiary that was newly added in fiscal 2012. Profit was down compared with fiscal 2012, however, due to the significant impact of the recording of an environmental remediation charge at a U.S. based subsidiary.

In fiscal 2014, Kyocera expects an improvement in the export environment on the back of correction to the high yen and recovery in Japanese and overseas economies. We also expect production activities to pick up in the digital consumer equipment market as well as expansion of the solar energy market.

Kyocera instituted a new management system in April 2013. We will seize opportunities offered by the turnaround in the business environment as we seek to further expand sales. We will also integrate our development, production and sales capabilities across a wide array of fields that we have accumulated over the years and strive to bolster new product development and increase market share by leveraging the comprehensive strengths of the Kyocera Group with the aim of boosting performance even further.

We would very much appreciate your continued support of the Kyocera Group as we forge ahead.

Tetsuo Kuba

Chairman of the Board and Representative Director

Goro Yamaguchi

President and Representative Director

(Accompanying Documents for the 59th Ordinary General Meeting of Shareholders)

Business Report (April 1, 2012 to March 31, 2013)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

In fiscal 2013, despite increases in public investment and personal consumption, the Japanese economy weakened due primarily to a decrease in exports reflecting a slowdown from the second quarter (July 1 to September 30, 2012) in economies overseas, particularly in Europe and Asia, and to stagnant growth in capital investment in the corporate sector. With respect to the overseas economic environment, the U.S. economy expanded moderately on the back of growth in personal consumption and recovery in housing investment. On the other hand, the European economy remained in a recessionary phase due to the lingering impact of the financial crisis. The slowdown in the Chinese economy intensified due mainly to weakening exports.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (the “Kyocera Group” or “Kyocera”), shipment volume was slow overall for conventional mobile phones, PCs and flat-screen TVs despite significant growth for smartphones and tablet PCs compared with fiscal 2012. In contrast, the solar energy market in Japan expanded substantially due primarily to growth in demand in the residential sector and a sharp increase in demand in the public and commercial sectors, which includes mega-solar power projects, as a result of the introduction of the feed-in-tariff for renewable energy in July 2012.

Average exchange rates for fiscal 2013 were ¥83 to the U.S. dollar, marking depreciation of ¥4 (approximately 5%) from ¥79 for fiscal 2012, and ¥107 to the Euro, marking appreciation of ¥2 (approximately 2%) from ¥109 for fiscal 2012. Mainly as a result of the effect of the Yen’s depreciation against the U.S. dollar, net sales and income before income taxes for fiscal 2013 were pushed up by approximately ¥21 billion and ¥2.5 billion, respectively, compared with fiscal 2012.

Consolidated Net Sales for fiscal 2013 increased by ¥89,184 million, or 7.5%, to ¥1,280,054 million, compared with ¥1,190,870 million for fiscal 2012, due primarily to sales growth in the Applied Ceramic Products Group and the Semiconductor Parts Group and a full-year contribution from a consolidated subsidiary newly added in fiscal 2012. Profit From Operations decreased by ¥20,749 million, or 21.2%, to ¥76,926 million, compared with ¥97,675 million for fiscal 2012 due to the recording of a charge of ¥21,300 million for environmental remediation in New Bedford Harbor, Massachusetts in the U.S. by AVX Corporation, a U.S. based subsidiary. Income Before Income Taxes decreased by ¥13,530 million, or 11.8%, to ¥101,363 million, compared with ¥114,893 million for fiscal 2012. Net Income Attributable to Shareholders of Kyocera Corporation for fiscal 2013 decreased by ¥12,884 million, or 16.2%, to ¥66,473 million, compared with ¥79,357 million for fiscal 2012.

Highlights of Consolidated Results

Notes:

1.	The amounts, numbers of shares and ratios (%) in this report are rounded to the nearest unit.

2.	Graphs in this report are presented solely for reference.

Consolidated Results by Reporting Segment

Fine Ceramic Parts Group

Net Sales: ¥74,852 million, down 6.9% year on year Operating Profit: ¥7,614 million, down 39.7% year on year

Sales in this reporting segment decreased compared with fiscal 2012 due to a year-on-year decline in component demand in the industrial machinery market, including for components for semiconductor fabrication equipment, and in the digital consumer equipment market. Operating Profit decreased compared with fiscal 2012 due mainly to the impact of the lower sales combined with a decline in product prices.

Semiconductor Parts Group

Net Sales: ¥167,241 million, up 9.0% year on year Operating Profit: ¥30,379 million, up 9.5% year on year

Sales and Operating Profit in this reporting segment increased compared with fiscal 2012 due to growth in demand for ceramic packages primarily for smartphones.

Applied Ceramic Products Group

Net Sales: Operating Profit:	¥211,439 million, up 17.6% year on year ¥17,924 million, up 177.5% year on year

Sales in this reporting segment increased compared with fiscal 2012 due primarily to significant growth in solar energy business sales in Japan, and to increased sales in the cutting tool business. Operating Profit increased compared with fiscal 2012 due to the effect of the sales growth and cost reductions.

Electronic Device Group

Net Sales: ¥271,570 million, up 18.7% year on year Operating Profit (Loss): ¥(4,014) million, down ¥20,050 million year on year

Sales in this reporting segment increased compared with fiscal 2012 due to full-year sales contribution from Kyocera Display Corporation. Operating Loss was recorded, however, due to the recording of an environmental remediation charge at AVX Corporation.

Telecommunications Equipment Group

Net Sales: Operating Profit:	¥177,314 million, down 0.8% year on year ¥1,340 million, down 8.8% year on year

Sales increased overseas due to strong sales of mobile phones and, as a result, profitability also improved. Sales in Japan decreased, however, due to contraction in the market and the impact of intensifying competition, and as a result, Net Sales and Operating Profit in this reporting segment decreased slightly compared with fiscal 2012.

Information Equipment Group

Net Sales: Operating Profit:	¥250,534 million, up 2.9% year on year ¥21,750 million, down 26.1% year on year

Sales in this reporting segment increased compared with fiscal 2012 due to the introduction of new products and vigorous sales promotion activities, however, Operating Profit decreased compared with fiscal 2012 due mainly to a decline in selling price and the impact of the Euro’s depreciation against the Yen.

Others

Net Sales: Operating Profit:	¥159,902 million, up 5.2% year on year ¥10,542 million, up 30.9% year on year

Sales and Operating Profit in this reporting segment increased compared with fiscal 2012 due primarily to an increase in sales at Kyocera Communication Systems Co., Ltd.

Note: The sum total of sales ratio shown on pages 4 to 7 shall not be 100% because “Adjustments and Eliminations” accounts for (2.6)% of Consolidated Net Sales in fiscal 2013.

(2) Capital Expenditures

During fiscal 2013, due to a sluggish demand in digital consumer equipment market, etc., in spite of making an investment in a new plant in Vietnam, Kyocera slowed its capital expenditures mainly in component business. As a result, capital expenditures for fiscal 2013 totaled ¥56,688 million, a decrease of ¥9,720 million, or 14.6%, compared with fiscal 2012.

Required funds for fiscal 2013 were mainly financed from internal resources.

(3) Management Challenges

The business environment surrounding the Kyocera Group has been harsh overall in the past few years through this fiscal year due primarily to the financial crisis and natural disasters, coupled with the Yen’s sharp appreciation. Kyocera expects the business environment to pick up going forward, however, in line with gradual recovery in the global economy and correction of the extreme appreciation of the Yen. Although fierce competition is projected to continue in the global market, Kyocera intends to take full advantage of the positive turn in the business environment to drive further growth for the Kyocera Group. To achieve this, Kyocera will continue with initiatives to boost profitability, which includes persisting with efforts to reduce manufacturing costs and raise productivity, while also seeking to launch new products and cultivate new markets. Specifically, Kyocera aims to be a high-growth, highly profitable company by tackling the following challenges.

i) Expand Sales in Growth Markets

Kyocera views the information and communications market and the environment and energy market as future growth markets and will strive to further expand sales in both areas. In addition, Kyocera will leverage the comprehensive capabilities of the Kyocera Group to expand customer and sales networks and launch new products in a timely manner, particularly in these markets, as well as to promote global business development. In the information and communications market, Kyocera anticipates demand to grow for small, high-performance components in line with more advanced functionality in smartphones and increased speed in communications networks such as with LTE (Long Term Evolution). Kyocera will work to increase sales in the Components Business by releasing high performance components and expanding business areas. Efforts will also be made to increase sales in the Equipment Business by introducing attractive telecommunications equipment and information equipment that meets customer needs and by vigorously implementing sales promotion measures.

In the environment and energy market, demand for solar energy batteries is expected to continue rising, particularly in Japan. Kyocera will work to expand business in this sector, from the supply of solar cells and modules through the design, construction and maintenance of solar energy systems to power generation projects by making the most of management resources throughout the Kyocera Group. In addition, Kyocera will strive to expand sales of environment and energy related products through marketing of battery storage units and energy management systems which control energy efficiently in combination with solar energy systems.

ii) Enhance Management Foundations

Kyocera will further integrate a variety of existing products, technologies and sales networks from the components business into the equipment business as well as accelerate the creation and development of new products that meet customer needs and expand sales by leveraging the comprehensive capabilities of the Kyocera Group.

In terms of manufacturing, Kyocera aims to overcome global competition on the cost front and at the same time to strengthen services in the Asian region, where customer production sites are located by expanding production in Vietnam and India in order to reduce production costs. On the other hand, Kyocera seeks to expand production of high-value-added products and achieve increased profitability in its Japanese production by driving further advancement in production technology. Kyocera will also continuously seek opportunities to strengthen its business foundations by acquiring external management resources.

Note: Forward-looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the Yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(4) Four-Year Financial Summary

	(Yen in millions except per share amount)
	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013
Net Sales	1,073,805	1,266,924	1,190,870	1,280,054

Income Before Income Taxes	60,798	172,332	114,893	101,363

Net Income Attributable to Shareholders of Kyocera Corporation	40,095	122,448	79,357	66,473

Basic Earnings per Share Attributable to Shareholders of Kyocera Corporation (Yen)	218.47	667.23	432.58	362.36

Total Assets	1,848,717	1,946,566	1,994,103	2,282,853

Kyocera Corporation Shareholders’ Equity	1,345,235	1,420,263	1,469,505	1,646,157

Kyocera Corporation Shareholders’ Equity per Share (Yen)	7,330.14	7,739.31	8,010.65	8,973.83

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2.	Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated using the average number of shares in issue during each respective fiscal year and Kyocera Corporation shareholders’ equity per share is calculated using the number of shares in issue excluding treasury shares at the end of each respective fiscal year.

3.	Consolidated net sales for fiscal 2010 decreased compared with fiscal 2009 due to continued deterioration of the business environment until the second quarter and the impact of appreciation of the Yen, despite the recovery of the general business environment. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2009 due to cost-cutting measures and improved productivity, though the lower sales compared with fiscal 2009.

4.	Consolidated net sales for fiscal 2011 increased compared with fiscal 2010 due to an expansion of the information and communications market despite the impact of the appreciation of the Yen. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2010 due to further cost-cutting measures and improved productivity, in addition to the higher sales compared with fiscal 2010.

5.	Consolidated net sales for fiscal 2012 decreased compared with fiscal 2011 due to a decline in component demand for digital consumer equipment and sluggish growth in sales in the Telecommunications Equipment Group, in addition to the impact of the appreciation of the Yen. Net income attributable to shareholders of Kyocera Corporation decreased compared with fiscal 2011 due to the recording of an environmental remediation charge at AVX Corporation, a subsidiary, in addition to the lower sales compared with fiscal 2011.

6.	Performance for fiscal 2013 is as stated in “(1) Business Progress and Results” on previous pages.

(5) Principal Businesses (as of March 31, 2013)

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment, etc. The principal products and businesses are as follows:

Reporting Segment and Content of Business	Principal Product and Business
Fine Ceramic Parts Group: Kyocera widely provides ceramic components for industrial machinery, communication, computing, automotive and various other industrial sectors.

Components for Semiconductor Processing Equipment and FPD (Flat Panel Display) Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Machinery Components,

Sapphire Substrates, and Automotive Components

Semiconductor Parts Group: Kyocera provides both inorganic (ceramic) and organic packages and substrates for protecting electronic components and ICs.

Ceramic Packages for Crystal and SAW Devices,

CMOS/CCD Image Sensor Ceramic Packages,

LSI Ceramic Packages,

Wireless Communication Device Packages,

Optical Communication Device Packages and Components, and

Organic Multilayer Packages

Applied Ceramic Products Group: Kyocera provides solar energy products, cutting tools, medical and dental implants and jewelry and applied ceramic related products such as ceramic knives.	Residential and Industrial Solar Power Generating Systems, Solar Cells and Modules, Cutting Tools, Micro Drills, Medical and Dental Implants, and Jewelry and Applied Ceramic Related Products

Electronic Device Group:

Kyocera provides various electronic components and devices in a wide range of market such as information and communications equipment, digital home appliances, and industrial machinery.

Ceramic Capacitors, Tantalum Capacitors,

SAW Devices, RF Modules, EMI Filters,

Clock Oscillators, Crystal Units, Ceramic Resonators,

Optical Low Pass Filters, Connectors,

Thermal Printheads, Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

LCDs, and Touch Panels

Telecommunications Equipment Group: Kyocera provides smartphones, simple phones which are easy to use for the elderly, as well as PHS handsets and base stations.	Mobile Phones, PHS Related Products such as PHS Handsets and PHS Base Stations

Information Equipment Group:

Kyocera supports improvements of customers’ business circumstances through providing printers and multifunction peripherals based on “ECOSYS” concept with our unique characteristic of long life, ecological and economical, and various applications which meets customers’ needs.

Monochrome and Color Printers and Multifunctional Products, Wide Format Systems, Document Solutions, Application Software, and Supplies

Others: Kyocera provides information and communication services, electrical insulators and molding business mainly in this reporting segment.

Information Systems & Telecommunication Services,

Engineering Business, Management Consulting Business,

Epoxy Molding Compounds for Semiconductor Encapsulation,

Electrical Insulators, Flexible Printed Circuit Sheet Materials,

Synthetic Resin Molded Parts,

Realty Development Business, and

LED Lighting Systems

(6) Significant Subsidiaries (as of March 31, 2013)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business
Kyocera SLC Technologies Corporation	¥4,000	100.00	Development, manufacturing and sale of organic multilayer packages and substrates

Kyocera Solar Corporation	¥310	100.00	Sale of solar energy products

Kyocera Medical Corporation	¥2,500	77.00	Development, manufacturing and sale of medical materials

Kyocera Connector Products Corporation	¥400	100.00	Development, manufacturing and sale of electronic devices

Kyocera Crystal Device Corporation	¥16,318	100.00	Development and manufacturing of electronic devices

Kyocera Display Corporation	¥4,075	100.00	Development, manufacturing and sale of electronic devices

Kyocera Document Solutions Inc.	¥12,000	100.00	Development and manufacturing of information equipments

Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Provision of engineering services and IT services

Kyocera Chemical Corporation	¥10,172	100.00	Development, manufacturing and sale of electrical insulation materials

Shanghai Kyocera Electronics Co., Ltd.	¥17,321	100.00	Manufacturing and sale of fine ceramic-related products and electronic devices

Dongguan Shilong Kyocera Co., Ltd.	HK$472,202	90.00	Manufacturing of cutting tools and thin film components

Kyocera (China) Sales & Trading Corporation	US$10,000	90.00	Sale of fine ceramic-related products and cutting tools

Kyocera (Tianjin) Solar Energy Co., Ltd.	US$30,200	90.00	Manufacturing of solar energy products

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	MYR28,000	100.00	Manufacturing of telecommunications equipments

Kyocera Asia Pacific Pte. Ltd.	US$105	100.00	Sale of fine ceramic-related products, solar energy products and electronic devices

Kyocera International, Inc.	US$34,850	100.00	Holding company and headquarters in North America

AVX Corporation	US$1,763	69.06	Development, manufacturing and sale of electronic devices

Kyocera Communications, Inc.	US$10,000	*100.00	Sale of telecommunications equipments

Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of fine ceramic-related products, solar energy products and thin film components

Asterisk (*) shows ownership by a subsidiary of Kyocera Corporation.

(7) Principal Business Sites (as of March 31, 2013)

Japan:

Kyocera Corporation Headquarters: 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Hokkaido Kitami Plant

Fukushima Tanagura Plant

Nagano Okaya Plant

Mie Ise Plant

Shiga Gamo Plant

Shiga Yokaichi Plant

Shiga Yasu Plant

Kagoshima Sendai Plant

Kagoshima Kokubu Plant

Kagoshima Hayato Plant

Yokohama Office

R&D Center, Keihanna (Kyoto)

R&D Center, Kagoshima

Kyocera SLC Technologies Corporation (Shiga)

Kyocera Solar Corporation (Kyoto)

Kyocera Medical Corporation (Osaka)

Kyocera Connector Products Corporation (Kanagawa)

Kyocera Crystal Device Corporation (Tokyo)

Kyocera Display Corporation (Tokyo)

Kyocera Document Solutions Inc. (Osaka)

Kyocera Document Solutions Japan Inc. (Tokyo)

Kyocera Communication Systems Co., Ltd. (Kyoto)

Kyocera Chemical Corporation (Saitama)

Kyocera Optec Co., Ltd. (Tokyo)

Kyocera Realty Development Co., Ltd. (Tokyo)

Hotel Kyocera Co., Ltd. (Kagoshima)

Hotel Princess Kyoto Co., Ltd. (Kyoto)

Overseas:

Shanghai Kyocera Electronics Co., Ltd. (China)

Kyocera (Tianjin) Solar Energy Co., Ltd. (China)

Kyocera Display (Zhangjiagang) Co., Ltd. (China)

Dongguan Shilong Kyocera Co., Ltd. (China)

Kyocera (China) Sales & Trading Corporation (China)

Kyocera Document Technology (Dongguan) Co., Ltd. (China)

Kyocera Precision Tools Korea Co., Ltd. (Korea)

Kyocera Korea Co., Ltd. (Korea)

Kyocera Crystal Device (Thailand) CO., Ltd. (Thailand)

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. (Malaysia)

Kyocera Asia Pacific Pte. Ltd. (Singapore)

Kyocera International, Inc. (U.S.A.)

Kyocera Industrial Ceramics Corporation (U.S.A.)

Kyocera America, Inc. (U.S.A.)

Kyocera Solar, Inc. (U.S.A.)

Kyocera Tycom Corporation (U.S.A.)

Kyocera Communications, Inc. (U.S.A.)

AVX Corporation (U.S.A.)

Kyocera Document Solutions America, Inc.(U.S.A.)

Kyocera Document Solutions Europe B.V. (Netherlands)

Kyocera Document Solutions Deutschland GmbH (Germany)

TA Triumph-Adler GmbH (Germany)

Kyocera Fineceramics GmbH (Germany)

Kyocera Solar Europe S.R.O. (Czech Republic)

Kyocera Unimerco A/S (Denmark)

(8) Employees (as of March 31, 2013)

i) Consolidated

Reporting Segment	Number of Employee	Change from the End of Fiscal 2012
Fine Ceramic Parts Group	2,951	Decrease of	59
Semiconductor Parts Group	8,843	Increase of	63
Applied Ceramic Products Group	8,067	Increase of	129
Electronic Device Group	24,176	Decrease of	1,462
Telecommunications Equipment Group	4,013	Increase of	125
Information Equipment Group	15,983	Increase of	934
Others	6,008	Increase of	419
Headquarters	1,604	Increase of	7

Total	71,645	Increase of	156

Note:    The number of employees represents the total number of regular employees who work full-time.

ii) Non-consolidated

Number of Employee	14,786
Change from the End of Fiscal 2012	Increase of 13
Average Age	40.0
Average Years of Service	16.4

Note:    The number of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2013)

(1) Total Number of Shares Authorized to Be Issued:	600,000,000

(2) Total Number of Shares Issued:	191,309,290

(Of which, Number of Treasury Shares:	7,869,470)

(3) Number of Shareholders:	59,734

(4) Major Shareholders (Top 10 Largest Shareholders)

Name	Number of Shares Owned (Shares in thousands)	Share Ownership Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	13,903	7.58
Japan Trustee Services Bank, Ltd. (Trust Account)	11,863	6.47
The Bank of Kyoto, Ltd.	7,218	3.93
Kazuo Inamori	5,606	3.06
State Street Bank and Trust Company	5,399	2.94
The Inamori Foundation	4,680	2.55
SSBT OD05 Omnibus Account – Treaty Clients	3,574	1.95
KI Enterprise Co., Ltd.	3,550	1.94
BNY GCM Client Account JPRD AC ISG (FE-AC)	3,216	1.75
Stock Purchase Plan for Kyocera Group Employees	2,806	1.53

Note:    Share ownership ratios are calculated after deduction of the treasury shares.

3. Directors and Audit & Supervisory Board Members

(1) List of Directors and Audit & Supervisory Board Members (as of March 31, 2013)

Position	Name	Duty and Important Concurrent Post
Chairman of the Board and Representative Director	Makoto Kawamura

President and Representative Director	Tetsuo Kuba	President and Executive Officer

Vice President and Representative Director	Tatsumi Maeda	Vice President and Executive Officer General Manager of Corporate R&D Group and Corporate Solar Energy Group

Director	Katsumi Komaguchi	Managing Executive Officer President and Representative Director of Kyocera Document Solutions Inc.

Director	Yasuyuki Yamamoto	Managing Executive Officer General Manager of Corporate Communication Equipment Group

Director	Goro Yamaguchi	Managing Executive Officer General Manager of Corporate Semiconductor Components Group

Director	Ken Ishii	Managing Executive Officer General Manager of Corporate Cutting Tool Group

Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Financial and Business Systems Administration Group

Director	Tsutomu Yamori	Managing Executive Officer General Manager of Corporate General Affairs Human Resources Group

Director	Yoshihito Ohta	Managing Executive Officer General Manager of Corporate Office of the Chief Executives

Director	John S. Gilbertson	Chairman of the Board, Chief Executive Officer and President of AVX Corporation

Director	John S. Rigby	Director and President of Kyocera International, Inc.

Full-time Audit & Supervisory Board Member	Yoshihiro Kano

Full-time Audit & Supervisory Board Member	Yoshihiko Nishikawa

Audit & Supervisory Board Member	Osamu Nishieda	Attorney-at-law

Audit & Supervisory Board Member	Yoshinari Hara	Honorary Adviser of Daiwa Securities Group Inc.

Audit & Supervisory Board Member	Yoshinori Yasuda	Professor, Graduate School of Environmental Studies, Tohoku University

Audit & Supervisory Board Member	Nichimu Inada	President and Representative Director of Family Co.,Ltd.

Notes:

1.	Important Concurrent Posts Undertaken by Directors and Audit & Supervisory Board Members in Fiscal 2013.

(1)	Messrs. Makoto Kawamura, Chairman of the Board and Representative Director, Tetsuo Kuba, President and Representative Director, Tatsumi Maeda, Vice President and Representative Director and Shoichi Aoki, Director, serve as Directors of AVX Corporation.

(2)	Mr. Makoto Kawamura, Chairman of the Board and Representative Director, serves as an Outside Director of KDDI Corporation.

(3)	Yoshihito Ohta, Director, serves as a Senior Managing Executive Officer of Japan Airlines Co., Ltd. (Retired as of March 31, 2013)

(4)	Mr. Yoshihiko Nishikawa, Audit & Supervisory Board Member, served as an Outside Audit & Supervisory Board Member of KDDI Corporation until June 20, 2012.

(5)	Mr. Yoshinari Hara, Audit & Supervisory Board Member, served as an Outside Director of NEC Corporation until June 22, 2012.

2.	Important Concurrent Posts Undertaken by Outside Audit & Supervisory Board Members and their Relations with Kyocera Corporation

(1)	Kyocera Corporation engages in transactions relating to sale of products and purchase of goods with NEC Corporation where Mr. Yoshinari Hara, Audit & Supervisory Board Member used to serve as an Outside Director.

(2)	Kyocera Corporation engages in transactions relating to sale of ceramic products for research applications with Tohoku University where Mr. Yoshinori Yasuda, Audit & Supervisory Board Member serves as a professor, but there is no transaction with the Graduate School of Environmental Studies where Mr. Yoshinori Yasuda, Audit & Supervisory Board Member serves as a professor.

(3)	There is no special interest between Kyocera Corporation and Family Co.,Ltd. where Mr. Nichimu Inada, Audit & Supervisory Board Member, serves as President and Representative Director.

3.	Messrs. Yoshinari Hara, Yoshinori Yasuda and Nichimu Inada are Outside Audit & Supervisory Board Members.

4.	Kyocera Corporation has designated Messrs. Yoshinari Hara, Yoshinori Yasuda and Nichimu Inada as independent Audit & Supervisory Board Members as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange.

5.	“Position” and “Area of Responsibility and Important Concurrent Post” of Directors have been changed as of April 1, 2013, as follows:

Position	Name	Area of Responsibility and Important Concurrent Post
Chairman of the Board and Representative Director	Tetsuo Kuba

Vice Chairman of the Board and Representative Director	Tatsumi Maeda	In charge of Engineering and Technology

President and Representative Director	Goro Yamaguchi	President and Executive Officer

Senior Managing Director	Katsumi Komaguchi	Senior Managing Executive Officer President and Representative Director of Kyocera Document Solutions Inc.

Senior Managing Director	Yasuyuki Yamamoto	Senior Managing Executive Officer General Manager of Corporate Communication Equipment Group

Director	Yoshihito Ohta	Managing Executive Officer General Manager of Corporate General Affairs Group

Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Financial and Accounting Group

Advisor and Director	Makoto Kawamura

Director	Tsutomu Yamori	In charge of Human Resources

Director	John S. Gilbertson	Chairman of the Board and Chief Executive Officer of AVX Corporation

(2) Directors and Audit & Supervisory Board Members Retired during Fiscal 2013

Directors and Audit & Supervisory Board Members retired during fiscal 2013 are as follows:

Position as of Retirement	Name	Duty and Important Concurrent Post as of Retirement	Reason for Retirement	Retirement Date
Director	Hisao Hisaki	In charge of Corporate Development Group	Registration	Jun. 27, 2012

Director	Rodney N. Lanthorne	Vice Chairman of the Board and Director of Kyocera International, Inc.	Resignation	Jun. 27, 2012

Audit & Suprvisory Board Member	Kazuo Yoshida	Visiting Professor, Kyoto Sangyo University	Expiration of term of office	Jun. 27, 2012

(3) Remuneration to Directors and Audit & Supervisory Board Members for Fiscal 2013

	Number of Persons Qualified to Receive Remuneration	Amount of Remuneration (Yen in millions)
Directors	14	¥325
Audit & Supervisory Board Members	7	¥73
(Outside Audit & Supervisory Board Members of 7 Audit & Supervisory Board Members above)	(5)	¥(18)

Total	21	¥398

Notes:

1.	The amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for those Directors who serve as such.

2.	As of the end of fiscal 2013, there were 12 Directors and 6 Audit & Supervisory Board Members, with 3 of the latter being Outside Audit & Supervisory Board Members. “The Number of Directors Qualified to Receive Remuneration” in the table above includes 2 Directors who retired during fiscal 2013. “The Number of Audit & Supervisory Board Members Qualified to Receive Remuneration” in the table above includes 1 Outside Audit & Supervisory Board member who retired during fiscal 2013. “The Number of Outside Audit & Supervisory Board Members Qualified to Receive Remuneration” shown in parentheses in the table above includes 1 ex-Outside Audit & Supervisory Board member who later assumed the office of Audit & Supervisory Board Member during fiscal 2013.

3.

Remuneration to Directors and Audit & Supervisory Board Members was determined by the resolution adopted at the 55th Ordinary General Meeting of Shareholders, which was held on June 25, 2009, as follows:

[Aggregate Amount of Remuneration to Directors]

Basic Remuneration:	No more than ¥400 million per year (not including salaries for services as employees or Executive Officers for those Directors who serve as such).

Bonuses to Directors:	No more than 0.2% of the Consolidated Net Income* of Kyocera Corporation for the relevant fiscal year, provided that such amount shall not exceed ¥300 million per year.

*	Pursuant to a change in U.S. accounting standards, this has been revised to “Net Income Attributable to Shareholders of Kyocera Corporation.”

[Aggregate Amount of Remuneration to Audit & Supervisory Board Members]

Basic Remuneration:	No more than ¥100 million per year.

(4) Outside Audit & Supervisory Board Members

(i) Activities of Outside Audit & Supervisory Board Members during Fiscal 2013

(a)	Mr. Yoshinari Hara attended 12 of the 14 meetings of the Board of Directors and all of the 8 meetings of the Audit & Supervisory Board which were held during fiscal 2013 and expressed his views based on his abundant knowledge from and experience in the management of a securities firm.

(b)	Mr. Yoshinori Yasuda attended 8 of the 11 meetings of the Board of Directors and all of the 5 meetings of the Audit & Supervisory Board which were held after taking office during fiscal 2013 and expressed his views based on his abundant knowledge and experience as a university professor.

(c)	Mr. Nichimu Inada attended 10 of the 11 meetings of the Board of Directors and all of the 5 meetings of the Audit & Supervisory Board which were held after taking office during fiscal 2013 and expressed his views based on his abundant knowledge from and experience in the management of a firm.

(ii) Summary of Agreements Regarding the Limitation of Liability

Kyocera Corporation has entered into an agreement with Outside Audit & Supervisory Board Members regarding the limitation of their liability for damages caused by negligence in the performance of their duties, in accordance with paragraph 1 of Article 427 of the Companies Act and Article 35 of the Articles of Incorporation of Kyocera Corporation. The amounts of liability to which they are subject to, as set under such agreements, are limited to the minimum amount of liability provided under applicable laws and regulations.

4. Accounting Auditor

(1)	Name of Accounting Auditor: PricewaterhouseCoopers Kyoto (formerly Kyoto Audit Corporation)

Note:	Effective March 1, 2013, Kyoto Audit Corporation, which audits our financial statements under the Companies Act and Financial Instruments and Exchange Law of Japan and under the U.S. Securities Exchange Act of 1934, changed its English name to “PricewaterhouseCoopers Kyoto.”

(2)	Remuneration and Other Amounts Payable to Accounting Auditor

Remuneration and Other Amounts Payable by Kyocera Corporation to the Accounting Auditor for the Services for Fiscal 2013	¥227 million
Total Amount of Cash and Other Financial Benefits Payable by Kyocera Group to the Accounting Auditor for the Services for Fiscal 2013	¥496 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remuneration is determined without separately indicating amounts payable for auditing under the Companies Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥227 million represents the aggregate remuneration for both of these auditing services.

(3)	Policy regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Audit & Supervisory Board determines that the Accounting Auditor is subject to any of the events provided in Paragraph 1 of Article 340 of the Companies Act, the Audit & Supervisory Board is authorized to terminate the office of such Accounting Auditor or to request the Board of Directors to consider proposing to the General Meeting of Shareholders the termination or non-reappointment of such Accounting Auditor. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Board of Directors, subject to prior consent of the Audit & Supervisory Board, shall propose to the General Meeting of Shareholders a resolution to terminate or not to reappoint such Accounting Auditor.

5. System and Policy

Kyocera Corporation has adopted through its Board of Directors Meeting the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera has made “Respect the Divine and Love People” its corporate motto and “To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind” its management rationale.

Kyocera always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and Item 6 of Paragraph 4 of Article 362 of the Companies Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Companies Act, which require establishment of a system to ensure that business conduct by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper business conduct by the Company and Kyocera Group, as a whole.

I.     Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of Kyocera Corporation defines Kyocera’s corporate governance to mean “structures to ensure that Directors conducting business manage the corporations in a fair and correct manner.”

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which Kyocera’s management rationale can be realized.

The Board of Directors shall inculcate in all Directors and employees working in the Kyocera Group the “Kyocera Philosophy,” which is the basis of Kyocera’s management policy, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the Kyocera Philosophy (See Note below).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of Kyocera Corporation regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being.”

2.    System for Corporate Governance

The Board of Directors of Kyocera Corporation determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of Kyocera Corporation, which is the core company within the Kyocera Group, to ensure that the business conduct by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Audit & Supervisory Board Members and the Audit & Supervisory Board will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of Kyocera Corporation. Directors of Kyocera Corporation shall strictly observe the following, to ensure effective audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board:

(i)	Matters Relating to Employees to Facilitate the Duties of Audit & Supervisory Board Members (including Matters Relating to the Independence of such Employees from the Directors);

Representative Directors shall establish an office of the Audit & Supervisory Board Members upon their request, and shall request certain employees, nominated through prior discussion with the Audit & Supervisory Board Members, to work at such an office to assist in the duties of the Audit & Supervisory Board Members and the Audit & Supervisory Board. Such employees, while still subject to the work rules of Kyocera Corporation, shall be under the instruction and supervision of each of the Audit & Supervisory Board Members, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Audit & Supervisory Board Members.

(ii)	System for Reporting to the Audit & Supervisory Board Members by Directors and Employees and Other Systems Relating to Reporting to the Audit & Supervisory Board Members;

In the event that any Director becomes aware of any possible or actual violation of laws and regulations, or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera, he/she shall immediately report thereon to the Audit & Supervisory Board. In addition, in the event that any Audit & Supervisory Board Member or the Audit & Supervisory Board requests a report from any Director pursuant to the Regulations of the Audit & Supervisory Board, such Director shall comply with such request.

Representative Directors shall request the internal audit department to regularly report the status of the internal audit to the Audit & Supervisory Board Members. In addition, upon request from the Audit & Supervisory Board Members, Representative Directors shall request any specified department(s) to report the status of their business conduct directly to the Audit & Supervisory Board Members. Representative Directors shall also maintain a “whistleblower system to report to the Audit & Supervisory Board,” established by the Audit & Supervisory Board, under which employees, suppliers and customers of Kyocera may directly notify the Audit & Supervisory Board of any such items.

(iii)	Other Systems to Ensure Effective Audit by the Audit & Supervisory Board Members;

In the event that Representative Directors are requested by any Audit & Supervisory Board Member to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Audit & Supervisory Board Members, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of Kyocera Corporation in general.

(2)  Kyocera Philosophy Education

Representative Directors of Kyocera Corporation shall undertake “Kyocera Philosophy Education” from time to time in order to inculcate in the Directors (including themselves) and Kyocera’s employees the “Kyocera Philosophy.”

II.    Internal Controls

1.    Basic Policy for Internal Controls

The Board of Directors of Kyocera Corporation defines Kyocera’s internal controls to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors to undertake management of Kyocera Corporation to effectuate management policy.” The Board of Directors of Kyocera Corporation will establish internal controls through implementation of the “Kyocera Philosophy.”

2.    System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall request Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and Maintenance of Information Relating to Business Conduct by Directors;

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the business conduct by the Directors in accordance with applicable laws and regulations and the internal rules of Kyocera Corporation.

(2)	Internal Rules and Systems Relating to Management of Risk of Loss, and Systems to Ensure that Business Conduct by Employees is in Compliance with Applicable Laws and Regulations and the Articles of Incorporation;

Representative Directors shall create a risk management department in order to establish Kyocera’s risk management system. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish an office for “employee counseling” as an internal function of the whistleblower policy within the Kyocera Group that enables employees to report any possible or actual violation of laws and regulations, the Articles of Incorporation, or other internal rules. The office of employee counseling shall take appropriate corrective actions, if necessary, with respect to reports received in accordance with the Whistleblower Protection Act.

(3)	Systems to Ensure Efficient Business Conduct by Directors;

Representative Directors shall clearly delegate certain authority and related responsibility to Executive Officers by establishing an Executive Officer system to achieve efficient and effective business conduct. Representative Directors shall request the Executive Officers to report the status of their business conduct, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is being conducted efficiently.

(4)	System to Ensure Appropriate Business Conduct at the Kyocera Group;

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate business conduct at the Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to the Kyocera Group and receive reports relating thereto. Representative Directors shall also establish an internal audit department in order to regularly conduct audits to evaluate the appropriateness of business conduct at the Kyocera Group.

The current status of the preparedness of systems relating to internal control is as follows:

(i)	The “Kyocera Code of Conduct” was established in June 2000.

(ii)	The “Risk Management Division” was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(iii)	The “Kyocera Management Committee,” which was renamed the “Kyocera Group Management Committee” in August 2002, was established in January 2001.

(iv)	The “Kyocera Disclosure Committee” was established in April 2003.

(v)	The “Employee Counseling Office” was established in April 2003 as a function of the whistleblower reporting system.

(vi)	The Executive Officer System was introduced in June 2003 to improve management efficiency.

(vii)	The “Global Audit Division,” which was reorganized by the merger of “Risk Management Division” and renamed the “Corporate Global Audit Division” later in April 2010, was established in May 2005 to undertake internal audits, and it regularly conducts audits of Kyocera’s businesses, and reports the results of such audits to the Directors and Audit & Supervisory Board Members of Kyocera Corporation. It also serves as a mechanism for meeting the requirements of Article 404 of the Sarbanes-Oxley Act of the United States of America.

Consolidated Balance Sheets

	(Yen in millions)
	March 31,		Increase (Decrease)
	2012	2013
Current assets:
Cash and cash equivalents	¥273,288	¥305,454	¥32,166
Short-term investments in debt and equity securities	47,175	43,893	(3,282)
Other short-term investments	158,765	179,843	21,078
Trade notes receivables	19,349	27,061	7,712
Trade accounts receivables	225,578	268,927	43,349
Less allowances for doubtful accounts and sales returns	(4,583)	(4,705)	(122)
Inventories	270,336	296,450	26,114
Advance payments	68,685	65,812	(2,873)
Deferred income taxes	45,049	47,349	2,300
Other current assets	40,961	38,299	(2,662)

Total current assets	1,144,603	1,268,383	123,780

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	372,779	506,490	133,711	*1
Other long-term investments	19,098	12,661	(6,437)

Total investments and advances	391,877	519,151	127,274

Property, plant and equipment:
Land	60,600	61,808	1,208
Buildings	301,911	323,014	21,103
Machinery and equipment	719,146	788,692	69,546
Construction in progress	17,035	13,546	(3,489)
Less accumulated depreciation	(838,155)	(918,236)	(80,081)

Total property, plant and equipment	260,537	268,824	8,287

Goodwill	89,039	103,425	14,386
Intangible assets	49,653	54,583	4,930
Other assets	58,394	68,487	10,093

Total non-current assets	849,500	1,014,470	164,970

Total assets	¥1,994,103	¥2,282,853	¥288,750

Remarks:

*1	Long-term investments in equity securities increased due mainly to increases in the market value of equity securities.

Note:	The consolidated balance sheets and the consolidated statements of income for the year ended March 31, 2012, indications of increase (decrease) of amounts and remarks are presented solely for reference.

	(Yen in millions)
	March 31,		Increase (Decrease)
	2012	2013
Current liabilities:
Short-term borrowings	¥4,062	¥3,135	¥(927)
Current portion of long-term debt	10,610	9,817	(793)
Trade notes and accounts payable	102,699	111,249	8,550
Other notes and accounts payable	60,993	52,018	(8,975)
Accrued payroll and bonus	49,880	52,420	2,540
Accrued income taxes	13,496	22,214	8,718
Other accrued liabilities	29,940	39,135	9,195
Other current liabilities	29,368	36,642	7,274

Total current liabilities	301,048	326,630	25,582

Non-current liabilities:
Long-term debt	21,197	20,855	(342)
Accrued pension and severance liabilities	32,441	36,322	3,881
Deferred income taxes	90,179	146,229	56,050	*1
Other non-current liabilities	14,997	37,875	22,878	*2

Total non-current liabilities	158,814	241,281	82,467

Total liabilities	459,862	567,911	108,049

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	162,617	163,062	445
Retained earnings	1,324,052	1,368,512	44,460
Accumulated other comprehensive income	(81,639)	50,138	131,777	*3
Treasury stock, at cost	(51,228)	(51,258)	(30)

Total Kyocera Corporation shareholders’ equity	1,469,505	1,646,157	176,652

Non-controlling interests	64,736	68,785	4,049

Total equity	1,534,241	1,714,942	180,701

Total liabilities and equity	¥1,994,103	¥2,282,853	¥288,750

Remarks:

*1	Deferred income taxes increased due to increases in the market value of equity securities.

*2	Other Non-current liabilities increased due mainly to the recording of an environmental remediation charge at AVX Corporation, a U.S. based subsidiary.

*3	Foreign currency translation adjustment included in accumulated other comprehensive income increased as a result of the effect of the Yen’s depreciation, in addition to a change in net unrealized gains on securities that increased due mainly to increases in the market value of equity securities.

Consolidated Statements of Income

	(Yen in millions)
	Years Ended March 31,		Increase (Decrease)
	2012	2013
Net sales	¥1,190,870	¥1,280,054	¥89,184
Cost of sales	870,143	952,350	82,207

Gross profit	320,727	327,704	6,977
Selling, general and administrative expenses	223,052	250,778	27,726	*1

Profit from operations	97,675	76,926	(20,749)
Other income (expenses):
Interest and dividend income	13,966	14,666	700
Interest expense	(2,042)	(1,890)	152
Foreign currency transaction gains, net	4,533	5,136	603
Gains on sales of securities, net	337	4,542	4,205
Other, net	424	1,983	1,559

Total other income (expenses)	17,218	24,437	7,219

Income before income taxes	114,893	101,363	(13,530)
Income taxes	30,135	34,012	3,877

Net income	84,758	67,351	(17,407)
Net income attributable to noncontrolling interests	(5,401)	(878)	4,523

Net income attributable to shareholders of Kyocera Corporation	¥79,357	¥66,473	¥(12,884)

Remarks:

*1	Selling, general and administrative expenses increased due mainly to the recording of an environmental remediation charge at AVX Corporation, a U.S. based subsidiary.

Consolidated Statement of Equity (April 1, 2012 to March 31, 2013)

	(Yen in millions and shares in thousands)
(Number of Shares Outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Non-controlling Interests	Total Equity
Balance, March 31, 2012 (183,444)	¥115,703	¥162,617	¥1,324,052	¥(81,639)	¥(51,228)	¥1,469,505	¥64,736	¥1,534,241
Comprehensive income:
Net income for the year			66,473			66,473	878	67,351
Change in net unrealized gains on securities				94,513		94,513	64	94,577
Change in net unrealized gains on derivative financial instruments				2		2	6	8
Change in pension adjustments				(11,111)		(11,111)	(566)	(11,677)
Change in foreign currency translation adjustments				48,648		48,648	6,820	55,468

Total comprehensive income for the year						198,525	7,202	205,727

Cash dividends paid to Kyocera Corporation’s shareholders			(22,013)			(22,013)		(22,013)
Cash dividends paid to noncontrolling interests							(2,229)	(2,229)
Purchase of treasury stock (4)					(30)	(30)		(30)
Reissuance of treasury stock (0)		0			0	0		0
Stock option plan of subsidiaries		80				80	32	112
Other		365		(275)		90	(956)	(866)

Balance, March 31, 2013 (183,440)	¥115,703	¥163,062	¥1,368,512	¥50,138	¥(51,258)	¥1,646,157	¥68,785	¥1,714,942

Consolidated Cash Flows (For reference only)

	(Yen in millions)
	Years ended March 31,
	2012	2013
Cash flow from operating activities	109,065	109,489
Cash flow from investing activities	(56,051)	(66,142)
Cash flow from financing activities	(50,769)	(31,431)
Effect of exchange rate changes on cash and cash equivalents	(2,428)	20,250
Net increase (decrease) in cash and cash equivalents	(183)	32,166
Cash and cash equivalents at the beginning of the year	273,471	273,288
Cash and cash equivalents at the end of the year	273,288	305,454

Balance Sheets

	(Yen in millions)
	March 31,
	2012	2013
Current assets:
Cash and bank deposits	¥116,151	¥170,581
Trade notes receivable	4,863	4,338
Trade accounts receivable	144,210	199,521
Marketable securities	142,870	80,020
Finished goods and merchandise	20,871	24,069
Work in process	31,907	28,090
Raw materials and supplies	31,961	30,698
Advance payments	66,254	63,601
Prepaid expenses	553	245
Deferred income taxes	13,483	15,276
Short-term loans to subsidiaries	18,343	12,855
Other accounts receivable	10,975	5,382
Refundable income tax	168	180
Other	1,378	1,475
Allowances for doubtful accounts	(171)	(218)

Total current assets	603,816	636,113

Non-current assets:
Tangible fixed assets:
Buildings	34,466	31,364
Structures	1,836	1,630
Machinery and equipment	32,369	33,938
Vehicles	23	17
Tools, furniture and fixtures	16,108	15,999
Land	35,550	35,172
Leased assets	237	1,306
Construction in progress	8,685	3,399

Total tangible fixed assets	129,274	122,825

Intangible assets:
Goodwill	3,386	731
Patent rights	1,518	1,729
Trademark	286	13
Design right	1	1
Software	606	506
Leased assets	30	20
Other	1,850	194

Total intangible assets	7,677	3,194

Investments and other assets:
Investments in securities	371,356	517,391
Investments in subsidiaries and affiliates	267,296	269,954
Investments in subsidiaries and affiliates other than equity securities	52,964	56,614
Long-term loans to employees	4	3
Long-term loans to subsidiaries	20,020	37,363
Impaired loans	2,185	1,688
Long-term prepaid expenses	1,344	1,058
Security deposits	1,093	1,082
Prepaid pension and severance expenses	—	1,154
Other	2,166	101
Allowances for doubtful accounts	(224)	(245)

Total investments and other assets	718,204	886,163

Total non-current assets	855,155	1,012,182

Total assets	¥1,458,971	¥1,648,295

Note:	The balance sheets and statements of income for the year ended March 31, 2012 are presented solely for reference.

	(Yen in millions)
	March 31,
	2012	2013
Current liabilities:
Trade accounts payable	¥50,606	¥60,326
Short-term borrowing from subsidiaries	35,630	40,200
Lease obligations	94	191
Other payables	38,351	25,827
Accrued expenses	9,145	10,766
Income taxes payables	1,174	11,072
Advance received	245	203
Deposits received	3,802	2,344
Accrued bonuses	13,011	13,270
Accrued bonuses for directors	164	133
Product warranty reserves	2,122	2,342
Allowances for sales returns	191	327
Other	1,630	2,177

Total current liabilities	156,165	169,178

Non-current liabilities:
Long-term borrowing from subsidiaries	2,000	—
Lease obligations	195	1,217
Long-term accounts payable	407	283
Deferred income taxes	74,909	129,807
Accrued pension and severance costs	1,131	—
Product warranty reserves	3,895	2,918
Asset retirement obligations	262	262
Other	110	92

Total non-current liabilities	82,909	134,579

Total liabilities	239,074	303,757

Net assets:
Shareholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	487	487

Total capital surplus	193,042	193,042
Retained earnings:
Legal reserves	17,207	17,207
Other retained earnings:	768,864	799,377
Reserve for special depreciation	842	884
General reserve	717,137	745,137
Unappropriated retained earnings	50,885	53,356

Total retained earnings	786,071	816,584
Treasury stock, at cost	(51,228)	(51,258)

Total shareholders’ equity	1,043,588	1,074,071
Difference of appreciation and conversion
Net unrealized gains on other securities	176,309	270,467

Total net assets	1,219,897	1,344,538

Total liabilities and net assets	¥1,458,971	¥1,648,295

Statements of Income

	(Yen in millions)
	Years Ended March 31,
	2012	2013
Net sales	¥570,310	¥596,112
Cost of sales	485,358	501,137

Gross profit	84,952	94,975
Selling, general and administrative expenses	67,253	66,738

Profit from operations	17,699	28,237
Non-operating income:
Interest and dividend income	43,677	32,734
Foreign currency transaction gains, net	4,583	3,398
Other non-operating income	3,132	2,212

Total non-operating income	51,392	38,344
Non-operating expenses:
Interest expense	144	144
Other non-operating expenses	1,704	1,848

Total non-operating expenses	1,848	1,992

Recurring profit	67,243	64,589
Non-recurring gain:
Gain on sale of tangible fixed assets	809	753
Gain on sale of securities	310	4,301
Other	85	—

Total non-recurring gain	1,204	5,054
Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	474	181
Losses on impairment of securities	1,107	655
Other	466	5

Total non-recurring loss	2,047	841

Income before income taxes	66,400	68,802
Income taxes – current	6,691	16,139
Income taxes – deferred	9,881	136

Net income	¥49,828	¥52,527

Statement of Changes in Net Assets

(Yen in millions)
Years Ended March 31, 2013
Shareholders’ equity
Common stock
Balance, March 31, 2012	¥115,703
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2013	115,703

Capital surplus
Additional paid-in capital
Balance, March 31, 2012	192,555
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2013	192,555

Other capital surplus
Balance, March 31, 2012	487
Changes in net assets
Reissuance of treasury stock	0

Total changes in net assets	0

Balance, March 31, 2013	487

Total capital surplus
Balance, March 31, 2012	193,042
Changes in net assets
Reissuance of treasury stock	0

Total changes in net assets	0

Balance, March 31, 2013	193,042

Retained earnings
Legal reserves
Balance, March 31, 2012	17,207
Changes in net assets
Total changes in net assets	—

Balance, March 31, 2013	17,207

Other retained earnings
Reserve for special depreciation
Balance, March 31, 2012	842
Changes in net assets
Reversal of reserve for special depreciation	42

Total changes in net assets	42

Balance, March 31, 2013	884

(Yen in millions)
Years Ended March 31, 2013
General reserve
Balance, March 31, 2012	717,137
Changes in net assets
Reversal of general reserve	28,000

Total changes in net assets	28,000

Balance, March 31, 2013	745,137

Unappropriated retained earnings
Balance, March 31, 2012	50,885
Changes in net assets
Reversal of reserve for special depreciation	(42)
Appropriation of general reserve	(28,000)
Dividends	(22,013)
Net income	52,527

Total changes in net assets	2,471

Balance, March 31, 2013	53,356

Total retained earnings
Balance, March 31, 2012	786,071
Changes in net assets
Dividends	(22,013)
Net income	52,527

Total changes in net assets	30,513

Balance, March 31, 2013	816,584

(Yen in millions)
Years Ended March 31, 2013
Treasury stock
Balance, March 31, 2012	(51,228)
Changes in net assets
Purchase of treasury stock	(30)
Reissuance of treasury stock	0

Total changes in net assets	(30)

Balance, March 31, 2013	(51,258)

Total Shareholders’ equity
Balance, March 31, 2012	1,043,588
Changes in net assets
Dividends	(22,013)
Net income	52,527
Purchase of treasury stock	(30)
Reissuance of treasury stock	0

Total changes in net assets	30,483

Balance, March 31, 2013	1,074,071

Difference of appreciation and conversion
Net unrealized gains on other securities
Balance, March 31, 2012	176,309
Changes in net assets
Net change in items other than shareholders’ equity	94,158

Total changes in net assets	94,158

Balance, March 31, 2013	270,467

Total unrealized gains (losses) on appreciation and conversion
Balance, March 31, 2012	176,309
Changes in net assets
Net change in items other than shareholders’ equity	94,158

Total changes in net assets	94,158

Balance, March 31, 2013	270,467

Total net assets
Balance, March 31, 2012	1,219,897
Changes in net assets
Dividends	(22,013)
Net income	52,527
Purchase of treasury stock	(30)
Reissuance of treasury stock	0
Net change in items other than shareholders’ equity	94,158

Total changes in net assets	124,641

Balance, March 31, 2013	¥1,344,538

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 23, 2013

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Naoki Akiyama, CPA [Seal] Engagement Partner Akihiro Kajita, CPA [Seal] Engagement Partner Toru Tamura, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 4 of Article 444 of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to the consolidated financial statements, of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2012 to March 31, 2013.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-2 of the Corporate Calculation Rules of Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the consolidated financial statements, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of March 31, 2013 and the consolidated results for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-2 of the Corporate Calculation Rules of Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 23, 2013

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Naoki Akiyama, CPA [Seal] Engagement Partner Akihiro Kajita, CPA [Seal] Engagement Partner Toru Tamura, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 2-1 of Article 436 of the Companies Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereto, of Kyocera Corporation (hereinafter referred to as the “Company”) for its 59th fiscal year from April 1, 2012 to March 31, 2013.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of financial statements and supplementary schedules thereof that give a true and fair view in accordance with accounting principles generally accepted in Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of financial statements and supplementary schedules thereto that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary schedules thereof are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and supplementary schedules thereto. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the financial statements and supplementary schedules thereto, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of financial statements and supplementary schedules thereto that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules thereof.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements and supplementary schedules thereto present fairly, in all material respects, the financial position of the Company as of March 31, 2013 and the results for the year then ended in conformity with accounting principles generally accepted in Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Audit & Supervisory Board

Audit Report

(English Translation)

The Audit & Supervisory Board (hereinafter referred to as “the Board”), based on audit reports prepared by each Audit & Supervisory Board Member (hereinafter referred to as “Board Member”) related to the execution of duties of Directors during the 59th fiscal year from April 1, 2012 to March 31, 2013, hereby reports its results of audit after deliberations, as the unanimous opinion of all Board Members, as follows:

1. Audit Methods by Individual Board Members and by the Board

The Board established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Board Member on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors, etc. and from the Accounting Auditors, and, when necessary, requested their explanations regarding such reports.

In accordance with the auditing standards for Board Members set by the Board, each Board Member communicated with Directors, the Corporate Global Audit Division of the internal audit department which includes the Global Audit Division and the Global Risk Management Division, etc., and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year. Board Members also attended the meetings of the Board of Directors and other important meetings, received reports from Directors, the Corporate Global Audit Division and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Board Members also inspected documents related to important decisions and examined operations and assets at the Company’s head office, plants, major operational establishments and sales offices. In addition, Board Members had regular meetings with the Chairman of the Board and Representative Director and the President and Representative Director of the Company and exchanged opinions and information on issues, etc. with respect to auditing. Board Members also received reports on the status of maintenance and operations from Directors, the Corporate Global Audit Division and employees of the Company, and, when necessary, requested their explanations and expressed opinions regarding the content of the resolution of the Board of Directors with respect to the development and maintenance of a system to ensure that the execution of duties by Directors as described in the business report shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation and other systems required by paragraphs 1 and 3 of Article 100 of the Ordinance for Enforcement of the Companies Act as being necessary for ensuring the appropriateness of the Company’s operations, and the systems (internal control systems) established under such resolution.

With respect to the internal control systems regarding financial reporting, Board Members received reports on the evaluation of such internal control systems and the auditing condition from Directors, etc. and from PricewaterhouseCoopers Kyoto, and, when necessary, requested their explanations regarding those reports.

With respect to subsidiaries, Board Members received reports on auditing condition of subsidiaries from their Board Members, etc. at the regular meetings with them and facilitated communications with Directors of them too, and, when necessary, attended important meetings, received reports on business, requested explanations and expressed opinions. Based on the foregoing methods, Board Members reviewed the business report for the fiscal year and the supplementary schedules.

In addition, Board Members monitored and examined whether the Accounting Auditors maintained their independence and performed their audits in an appropriate manner, and received reports from the Accounting Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Board Members also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties” (matters set forth in the items of Article 131 of the Ordinance on Accounting of Companies) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Council on October 28, 2005), etc. and, when necessary, requested their explanations regarding such notification. Based on the foregoing methods, Board Members reviewed the financial statements (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) for the fiscal year and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity and notes to consolidated financial statements).

2. Results of Audit

(1) Result of the Audit of the Business Report, etc.

(i)	The business report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii)	There has been neither unfair conduct nor any material violation of Japanese law and regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(iii)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment on the description in the business report and the Directors’ execution with respect to the internal control systems, including financial reporting.

(2) Result of the Audit of Financial Statements and Supplementary Schedules Thereto

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

(3) Result of the Audit of Consolidated Financial Statements

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

May 28, 2013

Audit & Supervisory Board Kyocera Corporation

Yoshihiro Kano [Seal]

Full-time Audit & Supervisory Board Member

Yoshihiko Nishikawa [Seal]

Full-time Audit & Supervisory Board Member

Osamu Nishieda [Seal]

Audit & Supervisory Board Member

Yoshinari Hara [Seal]

Audit & Supervisory Board Member

Yoshinori Yasuda [Seal]

Audit & Supervisory Board Member

Nichimu Inada [Seal]

Audit & Supervisory Board Member

Note:	Messrs. Yoshinari Hara, Yoshinori Yasuda and Nichimu Inada are Outside Audit & Supervisory Board Members as specified in Item 16 of Article 2 and Paragraph 3 of Article 335 of the Companies Act.

Securities Code 6971

Internet Disclosure Items for the Notice of the 59th Ordinary General Meeting of Shareholders

•	Notes to Consolidated Financial Statements

(April 1, 2012 to March 31, 2013)

•	Notes to Financial Statements

(April 1, 2012 to March 31, 2013)

Of the accompanying documents for the Notice of the 59th Ordinary General Meeting of Shareholders, the “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are available to shareholders on the Company’s website (http://global.kyocera.com/ir/s_info.html) pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company.

The “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are parts of the Consolidated Financial Statements and the Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

Please note that this is an English translation of the Japanese original of the Internet Disclosure Items for the Notice of the 59th Ordinary General Meeting of Shareholders of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Notes to Consolidated Financial Statements

1. Basis of Preparation of Consolidated Financial Statements

(1)	Scope of Consolidation

Number of Consolidated Subsidiaries:	217

Major Consolidated Subsidiaries:	Kyocera Document Solutions Inc., AVX Corporation and
Kyocera International, Inc.

A Non-Consolidated Subsidiary:	Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation because its total assets, net sales, net income attributable to shareholders of Kyocera Corporation and retained earnings, etc. are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of Kyocera when excluded from the scope of consolidation.

(2)	Scope of Application of the Equity Method

Number of Non-Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method: 11

Major Affiliate Accounted for by the Equity Method: Kagoshima Mega Solar Power Corporation

(3)	Changes in Scope of Consolidation

Number of Increase:	11, Motex Inc., AVX Tantalum Asia Corporation and others

Number of Decrease:	17, Kyocera Chemical (Thailand) Ltd. and others

(4)	Changes in Scope of Application of the Equity Method

Number of Increase:	2, Kagoshima Mega Solar Power Corporation and another

Number of Decrease:	2

(5)	Summary of Significant Accounting Policies

(i)	Standards of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-2 of the Ordinance on Accounting of Companies of Japan. Certain disclosure and footnotes required under principles generally accepted in the United States are omitted pursuant to the provisions of the second sentence of the same paragraph.

(ii)	Valuation of Inventories

Kyocera has adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method, and by other methods including the first-in, first-out method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method, and by other methods including the average method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(iii)	Valuation of Securities

Kyocera has adopted ASC 320, “Debt and Equity Securities.” Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in “accumulated other comprehensive income,” net of tax. Held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are recorded using the cost method based on ASC325, “Investments – Other.”

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(iv)	Depreciation Method for Property, Plant and Equipment

Kyocera has adopted ASC 360, “Property, Plant and Equipment.” Depreciation is accounted mainly by the declining balance method on estimated useful lives.

(v)	Goodwill and Other Intangible Assets

Kyocera has adopted ASC 350, “Intangibles–Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives are, rather than being amortized on a straight line basis, reviewed for impairment annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and pursuant to ASC 360, “Property, Plant and Equipment” reviewed for impairment following any events and changes in circumstances that might lead to impairment.

(vi)	Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivable, trade accounts receivable and finance receivables for estimated losses resulting from customers’ inability to make timely payments. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera directly writes off these receivables to expenses in the period incurred.

Allowances for Sales Returns:

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

Accrued Pension and Severance Liabilities:

Kyocera has adopted ASC 715, “Compensation – Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability, as the case may be, in the consolidated balance sheet and recognizes changes in funded status during the year as changes in comprehensive income for such year. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Recently Adopted Accounting Standards

On April 1, 2012, Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2011-05, “Presentation of Comprehensive Income” and ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU No. 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. It eliminates the current option to present the components of other comprehensive income as part of the statement of equity. ASU No. 2011-05 also requires reclassification adjustments and the effect of those adjustments on net income and other comprehensive income to be disclosed on the face of financial statements, however, the effective date of this requirement is deferred indefinitely by ASU No. 2011-12. As these accounting standards are a provision for presentation, the adoption of these accounting standards did not have an impact on Kyocera’s consolidated results of operations and financial condition.

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On April 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations and financial condition.

2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for Doubtful Accounts Related to Assets

Other Current Assets	¥387
Other Long-term Investments	¥1
Other Assets	¥1,980

(2) Accumulated Other Comprehensive Income

Net Unrealized Gains on Securities	¥135,248
Net Unrealized Losses on Derivative Financial Instruments	¥(68)
Pension Adjustments	¥(23,415)
Foreign Currency Translation Adjustments	¥(61,627)

(3) Assets Pledged as Collateral

Property, Plant and Equipment	¥3,869
* Property, plant and equipment is pledged against “Current Portion of Long-term Debts” and “Long-term Debts” in a total amount of ¥ 2,385 million.

(4) Guarantee Obligations

Guarantees for Debts	¥581

3. Notes to Consolidated Statement of Equity

(1) Total Number of Shares Issued

	(Shares in thousands)
Class of Shares	March 31, 2012	Increase	Decrease	March 31, 2013
Common Stock	191,309	—	—	191,309

(2) Distribution of Surplus

(i) Dividends Paid

Resolution	Class of Shares	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders held on June 27, 2012	Common Stock	¥11,007 million	¥60	March 31, 2012	June 28, 2012

The Board of Directors Meeting held on October 31, 2012	Common Stock	¥11,006 million	¥60	September 30, 2012	December 5, 2012

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(ii) Dividends for which the Record Date Falls in the Year Ended March 31, 2013 with an Effective Date in the Year Ended March 31, 2014

Resolution	Class of Shares	Source of Dividend	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders to be held on June 26, 2013	Common Stock	Retained Earnings	¥11,006 million	¥60	March 31, 2013	June 27, 2013

4. Notes to Financial Instruments

(1) Notes to Financial Instruments

Kyocera refrains from making any speculative transactions and always maintains a high level of capital liquidity to ensure the utmost stability in its fund management. Operating receivables such as notes receivable and accounts receivable are exposed to customer credit risk. Kyocera seeks to reduce this risk in accordance with its credit management policies. Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera mainly enters into foreign currency forward contracts and interest rate swaps. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments.

Kyocera has marketable equity securities, debt securities and non-marketable equity securities. Kyocera is currently a major shareholder of KDDI Corporation. As of March 31, 2013, the fair value of the shares of KDDI Corporation of which Kyocera owns was ¥443,252 million.

(2) Fair Value of Financial Instruments

The fair values of financial instruments as of March 31, 2013 and methods and assumption used to estimate such fair values were as follows:

	(Yen in millions)
	Carrying Amount	Fair Value	Difference
Assets (a):
Short-term Investments in Debt and Equity Securities	43,893	43,910	17
Long-term Investments in Debt and Equity Securities	506,490	506,551	61
Other Long-term Investments (excluding Investment in and Advances to Affiliates and Unconsolidated Subsidiaries)	9,516	9,516	—

Total	559,899	559,977	78

Liabilities (b):
Long-term Debt (including due within One Year)	30,672	30,691	19

Total	30,672	30,691	19

Derivatives (c) (Note):
Derivatives Designated as Hedging Instruments	(109)	(109)	—
Derivatives Not Designated as Hedging Instruments	(8,190)	(8,190)	—

Total	(8,299)	(8,299)	—

Note:	Assets and liabilities of derivative transactions are recorded in net amount. Liabilities are presented by ( ).

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(a)	For investments with active markets, fair value is estimated based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate fair value of non-marketable equity securities because of the lack of market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregate carrying amount of the investments included in the above table as of March 31, 2013 was ¥9,428 million.

(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities at the end of the fiscal year.

(c)	Fair value is estimated based on quotes from financial institutions at the end of the fiscal year.

Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, and trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

5. Notes to per Share Information

(1) Kyocera Corporation Shareholders’ Equity per Share:		¥8,973.83

(2) Earnings per Share Attributable to Shareholders of Kyocera Corporation:	Basic	¥362.36
	Diluted	¥362.36

6. Other Note

AVX Corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

In 1991, in connection with a consent decree, AVX paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in settlement with the United States and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥12,267 million ($130.5 million).

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order (UAO) directing AVX to perform the Remedial Design, the Remedial Action and Operation and Maintenance as set forth in the UAO, for the harbor clean-up, pursuant to the reopener provisions. The effective date set forth in the UAO was June 18, 2012 (and subsequently extended to July 1, 2013), pursuant to which AVX had to inform the EPA if it intends to comply with the UAO.

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On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the harbor. That agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean-up reopener provisions in the future. In accordance with the settlement, AVX will pay ¥34,428 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two–year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor, and the EPA will withdraw the UAO. The settlement requires approval by the United States District Court before becoming final. The timing of any such approval is uncertain.

AVX recorded a charge of ¥21,300 million ($266.25 million) with respect to this matter for the year ended March 31, 2013 in addition to the ¥7,900 million ($100 million) charge recorded in the year ended March 31, 2012. Kyocera included this charge in selling, general and administrative expenses in the consolidated statements of income for the year ended March 31, 2013.

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Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and Methods of Valuation of Assets

Held-to-Maturity Securities:	Amortized cost method (straight-line method)

Investments in Subsidiaries and Affiliates:	Cost determined by the moving average method

Other Securities:

Marketable:	Based on market price as of the balance sheet date (unrealized gains and losses on such securities are reported in net assets, and cost is determined by the moving average method)

Non-marketable:	Cost determined by the moving average method

Derivative Financial Instruments:	Mark-to-market method

Inventories:	Cost determined based on acquisition costs with adjustment by write-down taking into consideration decline of profitability

Finished Goods, Merchandise and Work-in-process:	Cost of finished goods and work in process is mainly determined by the average cost method. Cost of merchandise is determined mainly by the last purchase method.

Raw Materials and Supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, with cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, with cost being determined by the first-in, first-out method.

(2) Depreciation of Non-current Assets

Tangible Fixed Assets (except for Leased Assets):

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method. The principal estimated useful lives are as follows:

    Buildings and structures:

        2 years – 33 years

    Machinery and equipment, and Tools, furniture and fixtures:

        2 years – 10 years

Intangible Fixed Assets (except for Leased Assets):	Amortization is computed using the straight-line method based on, in the case of some patents, the depreciation period set by Kyocera Corporation, and, in the case of software for its own use, the useful life thereof in Kyocera Corporation (two years).

Leased Assets:	Straight-line method, using lease periods as the estimated useful lives of such assets.

Long-term Prepaid Expenses:	Amortization is computed using the straight-line method based on the estimated useful lives of assets.

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(3) Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:	In anticipation of uncollectible accounts receivable, Kyocera Corporation provides allowances for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Accrued Bonuses for Employees:	In order to prepare for bonuses to employees, accrued bonuses are provided based on the amounts expected to be paid, which are determined based on actual payments made in the previous fiscal year.

Accrued Bonuses for Directors:	In order to prepare for bonuses to Directors, accrued bonuses are provided based on the amounts expected to be paid.

Warranty Reserves:	Warranty reserves are provided to prepare for the cost of after sales service for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid, which are determined taking into account actual payments made in the past, etc.

Allowances for Sales Returns:	Allowances for sales returns are provided to prepare for losses from write-off of products as a result of product returns based on the past actual return ratio of unaccepted products multiplied by the amount of the uninspected products at the end of the fiscal year.

Accrued Pension and Severance Costs:	In order to prepare for provision of retirement benefits to employees, accrued pension and severance costs are recognized based on projected benefit obligations and plan assets as of the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year in which they are incurred. The exceeding amounts are provided as prepaid pension and severance expenses since plan assets exceeded projected benefit obligations as of the balance sheet date.

(4) Other Significant Policies

Consumption Taxes:	Consumption taxes withheld upon sale and consumption taxes paid for purchases of goods and services are not included in the amounts of the respective revenue and cost or expense items in the accompanying statements of income.

2. Notes to Balance Sheets

(1) Accumulated Depreciation of Tangible Fixed Assets and Accumulated Impairment Losses: ¥447,123 million

(2) Guarantees

Principal Debtor	Amount Guaranteed	Subject of Guarantee
Kyoto Broadcasting System Company Limited	¥114 million	Loan from financial institutions

Total	¥114 million

Keep-well letters and guidance for management:
Keep–well Letter Requested Party	Amount Covered	Subject of Keep-well Letter
Kyocera Realty Development Co., Ltd.	¥609 million	Guidance for repayment of loans from financial institutions
Kyoto Purple Sanga Co., Ltd.	¥400 million	Guidance for repayment of loans from financial institutions

Total	¥1,009 million

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(3) Receivables from Affiliates and Payables to Affiliates (except Amounts Separately Presented)

Current Receivables	¥126,180 million
Long-term Receivables	¥233 million
Current Payables	¥25,247 million
Long-term Payables	¥98 million

3. Notes to Statements of Income

Transactions with Affiliates:

Operational Transactions:
Net Sales	¥308,239 million
Purchases	¥99,026 million
Selling, General and Administrative Expenses	¥4,677 million

Non Operational Transactions	¥21,663 million

4. Notes to Statement of Changes in Net Assets

Number and Class of Treasury Shares:

	(Shares in thousands)
	March 31, 2012	Increase	Decrease	March 31, 2013
Common Stock	7,865	4	0	7,869

Total	7,865	4	0	7,869

Increase:
Shareholders’ Requests for Purchase of Shares Not Constituting One Unit:	4 thousand shares

Decrease:
Shareholders’ Requests for Sale of Shares Not Constituting One Unit:	0 thousand shares

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5. Notes to Accounting for Effects of Income Taxes

(Yen in millions)
(1) Current:

Deferred Tax Assets:
Write-down of Inventories	¥5,536
Accrued Bonuses	5,043
Other Payables and Accrued Expenses	2,346
Business Tax Payable	1,057
Others	1,482

Total Deferred Tax Assets	15,464
Deferred Tax Liabilities:
Reserve for Special Depreciation	(160)
Tax–qualified Negative Goodwill	(28)

Total Deferred Tax Liabilities	(188)

Deferred Tax Assets, Net	¥15,276

(2) Non-current:

Deferred Tax Assets:
Depreciation and Amortization	¥18,921
Losses on Impairment of Investment in Securities	7,157
Adjustment to Book Value of Investments in Subsidiaries	5,412
Warranty Reserves	1,050
Others	1,620

Sub-total of Deferred Tax Assets	34,160
Valuation Allowances	(11,012)

Total Deferred Tax Assets	23,148

Deferred Tax Liabilities:
Reserve for Special Depreciation	(364)
Tax–qualified Negative Goodwill	(33)
Prepaid Pension and Severance Expenses	(415)
Net Unrealized Gain on Other Securities	(152,143)

Total Deferred Tax Liabilities	(152,955)

Deferred Tax Liabilities, Net	¥(129,807)

6. Notes to Fixed Assets Used under Finance Leases

Some fixed assets used under finance leases, consisting principally of manufacturing equipment and computers, are off balance sheet.

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7. Notes Concerning Related Party Transactions

					(Yen in millions)
Relationship	Name of Entity	Percentage of Voting Rights Held	Relationship with the Entity	Substance of Transactions	Amount of Transactions	Item	Outstanding Transaction Amounts as of March 31, 2013
Subsidiary	Kyocera Display Corporation	100%	Extension of Loan Interlocking Officers	Collection of Loan	¥1,000	Short-term Loans to Subsidiaries	¥1,000
						Long-term Loans to Subsidiaries	¥16,418

8. Notes to per Share Information

1. Net Assets per Share:	¥7,329.59
2. Earnings per Share:	¥286.34

9. Material Subsequent Events

On April 1, 2013, Kyocera Corporation split off its liquid crystal display (LCD) related business mainly for the industrial machinery, and transferred this business to Kyocera Display Corporation (KYD), a wholly owned consolidated subsidiary and a specialized manufacture of LCDs and related products.

(1)	Overview of Transaction

(i)	Scope of Business Transferred
Manufacturing, research and development and sales of LCD related products and touch panels

(ii)	Date of Business Combinations
April 1, 2013

(iii)	Legal Method of Business Combinations
Absorption–type Company Split, by which Kyocera Corporation was split, and KYD, a wholly–owned consolidated subsidiary of Kyocera Corporation, became the succeeding company.

(iv)	Name of the Company after Business Combinations
Kyocera Display Corporation

(v)	Objective of Corporate Split

This corporate split is intended to concentrate the Kyocera Group’s resources for the LCD related business within KYD in order to promote integrated development, manufacturing and sales functions, and thereby strengthen development capabilities and improve productivity, as well as to further enhance related management fundamentals.

(2)	Content of Accounting Treatment

It was treated as a transaction under common control in accordance with the “Accounting Standard for Business Combination” (Accounting Standard Board of Japan Statement (ASBJ) No.21, December 26, 2008) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures”(ASBJ Guidance No.10, December 26, 2008).

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(3)	Information Related to Additional Acquisition of Subsidiary Shares

(i)	Assets and Liabilities Succeeded by the Succeeding Company (KYD), and Acquisition Cost of Subsidiary Shares Acquired by Kyocera Corporation:

Current Assets	¥7,639 million
Fixed Assets	¥1,731 million
Current Liabilities	¥2,283 million
Acquisition Cost of Subsidiary Shares	¥7,087 million

(ii)	Allocation of Shares

As the corporate split was made between Kyocera Corporation and its wholly–owned consolidated subsidiary, Kyocera Corporation and KYD have agreed that one share of KYD was issued and allocated to Kyocera Corporation.

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